Mail Stop 6010

October 13, 2006

Jack O. Bovender, Jr.
Chairman of the Board and Chief Executive Officer
HCA Inc.
One Park Plaza
Nashville, Tennessee

> **Re: HCA Inc.**
> **Revised Schedule 13E-3 and Revised Schedule 14A**
> **Filed October 13, 2006**
> **File No. 1-11239**

Dear Mr. Bovender:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

SCHEDULE 14A

General

1.   The proxy statement incorporated by reference into the most recently filed Schedule 13E-3, which was filed on October 5, 2006, appears to incorporate by reference the proxy statement that was filed that same day. Please file an updated Schedule 13E-3 that incorporates by reference the latest proxy statement.

Selected Companies Analysis, page 38

2.   We note that in response to comment 1, you now include the following disclosure on page 38: "After application of the criteria, the financial advisors identified the companies listed above to be those comparable to HCA." We reissue the comment. Please revise to specifically state that the six companies identified in the analysis are the only companies the advisors are aware of that met the listed criteria. Alternatively, identify the other companies that met the criteria and explain why the advisors omitted them from the analysis.

        Similarly revise the "Selected Transactions Analysis" discussion on page 39 to identify any transactions that met the objective criteria disclosed in that discussion but were not included in the analysis. Explain why the advisors chose to exclude each such transaction from the analysis.

Position of Parent, Merger Sub and Sponsors as to Fairness, page 42

3.   We note the revisions pursuant to comment 2. Please disclose whether or not the parties also considered the "Opinions of Financial Advisors" discussion on pages 33-40 of the proxy statement and the presentation materials that are filed as exhibits to the Schedule 13E-3.

                                *   *   *

        As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any questions.

                                                Sincerely,

                                                Jeffrey Riedler
                                                Assistant Director

Jack O. Bovender, Jr.
HCA Inc.
October 13, 2006
Page 3

cc: J. Page Davidson
        Bass, Berry & Sims PLC
        315 Deaderick Street, Suite 2700
        Nashville, Tennessee 37238